Form 40-F
period 2010-12-31
GLG LIFE TECH CORP
filed 2011-03-31
CIK 1406635

As filed with the Securities and Exchange Commission March 31, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-34556

GLG LIFE TECH CORPORATION
(Exact Name of Registrant as Specified in its Charter)

British Columbia	2833	98-0653309
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code)

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

[ X ] Annual Information Form [ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As at December 31, 2010, 27,371,246 common shares of the Registrant were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

[   ] Yes 82-_____ [ X ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ] Yes [   ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[   ] Yes [   ]• No

EXPLANATORY NOTE

GLG Life Tech Corporation (“we,” “us,” “our,” the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the documents incorporated herein by reference, contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or forward-looking information include, but are not limited to statements with respect to:

  the market for stevia and stevia-based products;

  our production capacity and availability of raw materials;

  our customers;

  legal and regulatory matters;

  currency fluctuations;

  trends and consumer preferences in connection with dietary and health products;

  competitors;

  requirements for additional capital;

  potential expansion;

  ongoing relationships between us, our suppliers and our customers;

  our estimates and assumptions used in our accounting policies, accruals and financial condition;

  our adoption, timing and ability to meet certain accounting and regulatory standards; and

  general economic conditions.

Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information included in this annual report on Form 40-F and the documents incorporated herein by reference, we have made numerous assumptions including, among other things, assumptions about consumer acceptance of stevia, anticipated costs and expenditures and our ability to achieve our goals. While we consider these assumptions to be reasonable, the assumptions are inherently subject to significant business, economic, competitive and social uncertainties and contingencies. However, there are also known and unknown risk factors which could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and forward-looking information. Known factors include, among others, the following:

  operational risks;

  the effects of general economic conditions;

  changing foreign exchange rates;

  actions by government and other regulatory authorities;

  uncertainties associated with legal proceedings and negotiations;

  industry supply levels;

  market acceptance of our products;

  product development delays;

  competitive pricing pressures; and

  those risks discussed under the heading “Risk Factors” in our Annual Information Form, or AIF, for the year ended December 31, 2010 filed as Exhibit 99.1 to this annual report on Form 40-F.

Although we have attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements and forward-looking information are based upon management’s beliefs, estimates and opinions at the time they are made and we undertake no obligation to update forward-looking statements and forward-looking information if these beliefs, estimates and opinions or circumstances should change, except as required by applicable law. There can be no assurance that forward-looking statements and forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information.

Specific reference is made to the “Risk Factors” contained in the AIF incorporated by reference herein and the Management’s Discussion & Analysis incorporated by reference herein for a discussion of the factors underlying forward-looking statements and forward-looking information. In light of these risks, uncertainties and assumptions, the forward looking events discussed in this annual report on Form 40-F and the documents incorporated herein by reference, including, without limitation, our published financial guidance, may not occur.

NOTE TO UNITED STATES READERS-
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission, or the SEC, to prepare this annual report in accordance with Canadian disclosure requirements, which differ from those of the United States. We prepare our financial statements, which are filed as Exhibit 99.2 to this annual report on Form 40-F, in accordance with Canadian generally accepted accounting principles, or GAAP, and they are subject to Canadian auditing and auditor independence standards. They are not comparable to financial statements of United States companies. Significant measurement differences between Canadian GAAP and United States GAAP are described in Note 26 of our audited consolidated financial statements.

CURRENCY

Unless specifically stated otherwise, all dollar amounts in this annual report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the noon rate of exchange on December 31, 2010 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars, was U.S.$1.00 = Cdn.$0.9946.

ANNUAL INFORMATION FORM

Our AIF for the fiscal year ended December 31, 2010 is filed as Exhibit 99.1 and incorporated by reference in this annual report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2010 and 2009, including the report of our independent auditor with respect thereto, are filed as Exhibit 99.2 and incorporated by reference in this annual report on Form 40-F. For a reconciliation of material measurement differences between Canadian and United States GAAP, see Note 26 to our audited consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Our management’s discussion and analysis, or MD&A, for the year ended December 31, 2010 is filed as Exhibit 99.3 and incorporated by reference in this annual report on Form 40-F.

TAX MATTERS

Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this annual report on Form 40-F.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report for the fiscal year ended December 31, 2010, an evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures were effective to give reasonable assurance that the information we are required to disclose in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

See the disclosure under the heading “Disclosure Controls and Internal Controls over Financial Reporting” in our MD&A, which is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The report of PricewaterhouseCoopers LLP with respect to the Registrant’s internal control over financial reporting is included with the our Audited Consolidated Financial Statements filed herewith as Exhibit 99.2 and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

See the disclosure under the heading “Disclosure Controls and Internal Controls over Financial Reporting” in our MD&A, which is incorporated by reference herein.

AUDIT COMMITTEE

Audit Committee

We have a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act and NASDAQ Rule 5605(c)(2). Our Audit Committee is composed of David Beasley, David Hall, Sophia Leung and Liu Yingchun, all of whom, in the opinion of the directors, are independent (as determined under Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605(a)(2)) and are financially literate. Information regarding the members of our Audit Committee can be found under “Directors and Officers” in our AIF, which section is incorporated herein by reference.

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

The Audit Committee has a published charter which is attached as Appendix A to our AIF. The Audit Committee Charter is also available at www.sedar.com and on our website, www.glglifetech.com .

Audit Committee Financial Expert

Our Board of Directors has determined that David Hall qualifies as an “audit committee financial expert” within the meaning of the SEC’s rules and is independent as determined under Exchange Act Rule 10A-3 and NASDAQ Rule 5605(a)(2). Information regarding Mr. Hall’s qualifications and experience can be found under “Directors and Officers” in our AIF, which section is incorporated herein by reference.

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

CODE OF ETHICS

We have adopted a Code of Ethics that applicable to our principal executive officer, principal financial officer and principal accounting officer or controller. Our Code of Ethics is available at on our website at www.glglifetech.com .

Any amendments to our Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on our website within five business days of such amendment or waiver and shall be provided in print to any shareholder who requests them.

There have been no waivers or implicit waivers to the Code of Ethics during the fiscal year ended December 31, 2010.

CONTRACTUAL OBLIGATIONS

The following table presents a breakdown of our known outstanding contractual obligations by maturity as of December 31, 2010:

		Payment due by period
		(Figures are in thousands of Canadian Dollars)
					More than 5
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	years
Accounts payable and accruals (1)	22,392	22,392
Short-term debt obligations (2)	100,131	100,131
Related party loan (3)	6,233	99	6,134
Operating lease obligations (4)(5)(6)	416	178			238
Total	129,172	122,800	6,134		238

(1)	This amount represents accounts payable, accruals, and interest payable on short term debt and related party loans.

(2)

This amount represents borrowings from four banks and one private lender in China. The loans are secured by our subsidiaries. It is common practice in China to borrow on a short-term basis, even in relation to financing long-term assets and we intend to seek to renew some or all of these loans on maturity.

(3)

This amount represents non-secured borrowings from our Chairman and CEO. The loans bear interest at the U.S. dollar prime rate posted by HSBC Bank (Canada) plus 3% or 4% per annum, depending on the loan. We used the proceeds of these loans for corporate working capital and to fund required initial investment in our Runhao subsidiary.

(4)

We have two five-year operating leases with respect to land and production equipment at our Qingdao factory in China. The leases expire in 2011 and the annual minimum lease payments are approximately $150,900.

(5)

We entered into a 30-year agreement with the Dongtai City Municipal Government, located in the Jiangsu Province of China, for approximately 50 acres of land for our seed base operation. Rent of approximately $119,211 is paid every ten years.

(6)	We entered into a new office lease with a one-year term commencing on May 1, 2010. Our obligation for 2011 in connection with this new lease is $26,696.

In April 2008, we signed a 20-year agreement with the government of Juancheng County in the Shandong Province of China. This agreement requires us to make a total investment in the Juancheng region of U.S.$60 million over the course of the 20-year agreement to retain our exclusive rights. However, we have received verbal assurances from local officials that the agreement contains only non-binding commitments and, accordingly, the U.S.$60 million investment by us provided for under this agreement has not been included as a contractual obligation. As of December 31, 2010, we had not made any investment in the region.

NOTICES PURSUANT TO REGULATION BTR

We did not send any notices to directors and executive officers during the period covered by this annual report as required by Rule 104 of Regulation BTR concerning any equity securities in a pension or retirement plan subject to a blackout period, and generally these requirements are inapplicable to us.

NASDAQ CORPORATE GOVERNANCE

Our common shares are quoted for trading on the NASDAQ Global Market under the symbol GLGL. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series is required to disclose in its annual report filed with the SEC, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of such NASDAQ corporate governance requirements.

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

We do not follow Marketplace Rule 5635, but instead follow our home country practice. Marketplace Rule 5635 requires each issuer to obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the issuer’s common shares outstanding prior to the transaction. We do not follow this NASDAQ rule. Instead, and in accordance with the NASDAQ exemption, we comply with the applicable Toronto Stock Exchange rules, which require issuers to obtain shareholder approval prior to a distribution of common shares (other than in respect of public offerings) that involve the sale of more than 25% of the issuer’s outstanding common shares (on a fully-diluted basis) prior to the transaction. The foregoing is consistent with the laws, customs and practices in Canada and the rules of the Toronto Stock Exchange.

Disclosure regarding each requirement of the Rule 5600 Series that we do not follow and a description of the home country practice that we follow in lieu of such NASDAQ corporate governance requirement is also available on our website, www.glglifetech.com.

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

CONSENT TO SERVICE OF PROCESS

We previously filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with the SEC on March 31, 2011, with respect to the class of securities in relation to which the obligation to file this annual report on Form 40-F arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

GLG LIFE TECH CORPORATION

By:	/s/ Brian Meadows
Name:	Brian Meadows
Title:	Chief Financial Officer

Date: March 31, 2011

EXHIBIT INDEX

Incorporated by Reference
Exhibit		Filed		Exhibit	File	Filing
No	Exhibit Title	Herewith	Form	No.	No.	Date
99.1	Annual Information Form for the year ended December 31, 2010	X

99.2	Audited consolidated financial statements and notes thereto for the years ended December 31, 2010 and 2009	X

99.3	Management’s Discussion and Analysis for the year ended December 31, 2010	X

99.4	Consent of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP dated March 31, 2011	X

99.5	Certification of Principal Executive Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2011	X

99.6	Certification of Principal Financial Officer required by Rules 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2011	X

99.7	Certification of Chief Executive Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 31, 2011	X

99.8	Certification of Chief Financial Officer pursuant to 18 USC. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated March 31, 2011	X